May 29, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

RE:	Immunic, Inc. Registration Statement on Form S-3

File No. 333-275717

Filed May 24, 2024

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Immunic, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, May 31, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

Please call Ilan Katz of Dentons US LLP at (212) 632-5556 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Immunic, Inc.

/s/ Daniel Vitt
Daniel Vitt
President and Chief Executive Officer